Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 38 DATED DECEMBER 27, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the declaration of distributions;
•	Update distributions declared; and
•	Update our Purchase of Shares by Retirement Accounts

Declaration of Distributions

On December 13, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common stock to shareholders of record as of December 31, 2018. On December 20, 2018 our Manager authorized an increase in the cash distribution previously declared to $0.0667 per share of the Company’s common stock to shareholders of record as of December 31, 2018. The Manager expects that the distributions will be paid on or about January 15, 2019.

This increased distribution equates to approximately 8.25% on an annualized basis assuming a $9.70 per share net asset value, and approximately 8.00% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning December 1, 2018 and ending December 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Distributions Declared

From inception through November 30, 2018, we declared and paid an aggregate of approximately $4,079,523 in distributions to shareholders.

Purchase of Shares by Retirement Accounts

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe —Purchase of Shares by Retirement Accounts”

Purchase of Shares by Retirement Accounts

With respect to any investor who elects open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor has agreed to pay all custodial account maintenance fees charged by such independent custodian for the first year of investment, up to two consecutive quarters if an investor initially purchases at least 500 shares of our common stock in this offering, or $5,000 based on the current per share purchase price, and, up to four consecutive quarters if an investor initially purchases at least 1,000 shares of our common stock in this offering, or $10,000 based on the current per share purchase price. Any adjustment to fees must be disclosed by IRA Services to account holders at least 30 days prior to the effective change.